IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

January 29, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File Nos. 811-6569 and 33-45961/CIK No. 883622

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on January 7, 2014, as I understand them, regarding Post-Effective Amendment No.87, as filed on November 25, 2013 (the “Amendment”) with respect to the Ivy Emerging Markets Equity Fund (formerly known as the Ivy Pacific Opportunities Fund) (the “Fund”). Each of your comments is repeated below, with our response immediately following.

1.	Comment:	In the Fees and Expenses – Annual Fund Operating Expenses Table, please remove the lines entitled “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” if there are no current fee waivers in place.

	Response:	There currently is a contractual fee waiver in place to ensure that the total annual ordinary fund operating expenses of Class Y shares do not exceed the total annual ordinary fund operating expenses of Class A shares, as calculated at the end of each month. During the Fund’s most recent fiscal year, total annual ordinary fund operating expenses for Class Y shares did not exceed such expenses for Class A shares, so there was no reduction in total annual ordinary fund operating expenses for Class Y shares under the fee waiver. However, because there is a current waiver in place, we have left the referenced line items in the “Fees and Expenses – Annual Fund Operating Expenses” table.

2.	Comment:	In the first paragraph of the Principal Investment Strategies section, you state that the Fund invests “in equity securities, primarily common stock…” Please list any other equity securities that are part of the Fund’s principal investment strategies.

	Response:	We believe that the first paragraph, as currently written, accurately describes the Fund’s principal investment strategies.

3.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks section, you state that the Fund invests “in equity securities, primarily common stock…” Please list any other equity securities that are part of the Fund’s principal investment strategies.

	Response:	We believe that this section, as currently written, accurately describes the Fund’s principal investment strategies.

4.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks section, you state that the Fund “may invest up to 20% of its total assets in precious metals.” Please add this language to the summary section if this is a principal strategy of the Fund. In addition, if these types of investments cause any liquidity issues, please identify those issues.

	Response:	Investing in precious metals is not currently a principal strategy for this Fund. In addition, to our knowledge, the Fund’s investments in precious metals would not cause any liquidity issues for the Fund.

5.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks section, you state that “The Subsidiary is wholly owned and controlled by the Fund.” You then state that “Should the Fund invest in the Subsidiary…” These phrases seem confusing. Please clarify them.

	Response:	In an effort to clarify these sentences, we are changing the introduction to the second sentence above to read: “To the extent the Fund invests in the Subsidiary.” In addition, we have modified the disclosure in this section slightly to clarify that the Subsidiary has not yet been organized.

6.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks section, you state that the Fund may use “total return swaps.” Please note that the SEC is considering funds’ investments in total return swaps and that the SEC may issue guidance in the future regarding these types of investments.

	Response:	We acknowledge that the SEC may issue guidance on total return swaps in the future and thank you for this information.

7.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks section, you state that the Fund may “periodically invest in shares of ETFs…” Please confirm that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses Table due to these investments.

	Response:	We confirm that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses Table at this time.

8.	Comment:	In the Defining Risks – Derivatives Risk section, you state that “The Fund may enter into credit default swap contracts for hedging or investment purposes.” Please note that to the extent the Fund sells credit default swaps, the Fund must cover its notional value with liquid assets.

	Response:	For those situations where the Fund is a seller of a credit default swap, the Fund will cover the notional value.

9.	Comment:	With respect to the Fund and its wholly-owned subsidiary (the “Subsidiary”):

(a)    Confirm that the Fund will comply on an aggregate basis with the Subsidiary with (i) the Fund’s investment policy with respect to concentration of investments in a particular industry or group of industries in accordance with Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”) and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.

(b) Confirm whether the Subsidiary will enter into an advisory agreement with Ivy Investment Management Company (“IICO”) in accordance with Section 15(a) of the 1940 Act.

(c) Confirm that the Subsidiary’s advisory agreement with IICO will be filed as an exhibit in Part C of the Registrant’s registration statement.

(d) Confirm that the Subsidiary will comply with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.

(e) Identify the Subsidiary’s custodian.

(f)     Confirm whether the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in the Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary or, if no such Private Letter Ruling has been obtained, confirm the basis on which the Fund has made such a determination (e.g., Opinion of Counsel).

(g) Confirm that the Fund’s principal investment strategy and principal risk disclosure reflects the aggregate principal investment strategies and principal risks of the Fund and the Subsidiary.

(h) Confirm whether the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.

(i) Confirm that all Subsidiary expenses will be included in the Fund’s fee table.

(j) Confirm whether the Subsidiary and its Board of Directors will designate an agent for service of process in the United States.

(k) Confirm whether the Subsidiary and its Board of Directors will consent to examination from and inspection by the SEC of the Subsidiary’s books and records.

(l) Confirm whether the Registrant will have the Subsidiary’s Board of Directors sign the Registrant’s applicable post-effective amendments to its registration statement.

Response:	We have responded to each sub-part of your comments in turn:

(a) Although operated separately, we confirm that the Fund and Subsidiary (when organized) will comply with these provisions on an aggregated basis.

(b) The Subsidiary (when organized) will enter into an advisory agreement with IICO in accordance with Section 15(a) of the 1940 Act.

(c)    In response to your request, once the Subsidiary is organized, we will voluntarily file the Subsidiary’s advisory agreement, with certain content redacted, as appropriate, as an exhibit in Part C of the Registrant’s registration statement.

(d) We confirm that the Subsidiary will comply with the provisions of the 1940 Act related to affiliated transactions and custody.

(e) The Bank of New York Mellon is expected to act as custodian for the Subsidiary.

(f)     We confirm that in lieu of a private letter ruling from the IRS, the Fund expects to rely on an Opinion of Counsel from K&L Gates LLP, based on customary representations, concluding that income generated from the Fund’s Subsidiary will be “qualifying income” for RIC qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary.

(g)    We confirm that, once the Subsidiary is organized, the Fund’s principal investment strategy and principal risk disclosures will reflect the aggregate principal investment strategies and principal risks of the Fund and the Subsidiary.

(h)    We confirm that, when organized, the Subsidiary’s financial statements will be consolidated with the financial statements of the Fund and included in the Fund’s annual and semi-annual reports to Fund shareholders.

(i) We confirm that, when organized, the Subsidiary’s expenses, if any, will be included in the Fund’s fee table.

(j) When organized, the Subsidiary and its Board of Directors will accept service of process through the same agents as that of the Fund.

(k) We confirm that the Subsidiary, when organized, will consent to the examination from and inspection by the SEC of the Subsidiary’s books and records.

(l)     We do not believe that the Subsidiary’s Board of Directors is required to sign the Registrant’s post effective amendments. The Subsidiary will not be offering its securities in the U.S. and the Subsidiary will not be a co-issuer of the Fund’s applicable securities. The Subsidiary will be organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objectives in compliance with an existing line of IRS private letter rulings.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2227.

Very Truly Yours,

/s/Philip A. Shipp

Philip A. Shipp

Assistant Secretary

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